SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities and Exchange Act of 1934 (Amendment No.. 1)*

Gain Capital Holdings, Inc.

 (Name of Issuer)

Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

36268W100

(CUSIP Number)

Alan Weber 5 Evan Place

Armonk, NY 10504

(646) 442-6701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 36268W100	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS JB Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,878,807
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,878,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Schedule 13D

CUSIP No. 36268W100	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Alan Weber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 2,878,807
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 2,878,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, IA, HC

SCHEDULE 13D

CUSIP No. 36268W100	Page 4 of 9 Pages

This Statement on Schedule 13D Amendment No. 1 (this "Amendment No. 1") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Amendment No. 1 amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") relating to shares of Common Stock, $0.00001 par value (the "Common Stock"), of Gain Capital Holdings, Inc. (the "Issuer"), filed on April 22, 2020 with the Commission. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended to add the following:

On May 27, 2020, JB Capital Partners L.P. sent a letter to the Board of Directors. JB Capital recommends that the Company repurchase 14,657,089 shares held by VantagePoint Capital Partners Entities (Vantage), IPGL Limited and IPGL NO.1 Limited (IPGL) at $6.25 per share (increasing tangible book value to $8.75 per share) which is a superior deal for all shareholders compared to the $6.00 merger price. The Board of Directors has a fiduciary responsibility to all of its stockholders to obtain the highest value.

Item 7.	Materials to Be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended to add the following:

The filing includes the following exhibits:

2.	Letter dated as of May 27, 2020 from JB Capital Partners, LP. to the Board of Directors of Gains Capital Holdings, Inc.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D

CUSIP No. 36268W100	Page 5 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2020

JB Capital Partners, LP

/s/ Alan Weber	By:	/s/ Alan Weber
Alan Weber		Name: Alan Weber
Title: General Partner

SCHEDULE 13D

CUSIP No. 36268W100	Page 6 of 9 Pages

Exhibit Index

The following documents are filed herewith:

Exhibit		Page

(1)	Joint Filing Agreement dated as of April 22, 2020 by and between Alan Weber and JB Capital Partners, LP.	Previously Filed
(2)	Letter dated May 27, 2020 from JB Capital Partners, LP to the Board of Directors of Gains Capital Holdings, Inc.	Page 7

(The remainder of this page was intentionally left blank)

SCHEDULE 13D

CUSIP No. 36268W100	Page 7 of 9 Pages

Exhibit 2

JB Capital Partners L.P.

5 Evans Place

Armonk NY 10504

(646) 442-6701

May 27, 2020

To: The Board of Directors GAIN Capital Holdings, Inc.

As you know from its Schedule 13D filing with the SEC on April 22, 2020, JB Capital Partners L.P. (“JB Capital”) is the beneficial owner of 2,878,807 shares of GAIN Capital Holdings (“Gain” or the “Company”), which is 7.7% of Gain’s common stock.

On February 26, 2020 Gain announced it would be acquired by INTL FCStone Inc. (“INTL”) for $6.00 per share (the “Merger”), and entered into the Agreement and Plan of Merger among Gain, INTL and Golf Merger Sub I Inc. (“Merger Agreement”). That the Board of Directors of the Company (the “Board”) believed $6.00 per share was fair and reasonable when just one year prior it refused to even negotiate with a party offering $6.00 to $7.00 per share is striking, but how it continues to recommend the Merger in light of the Company’s recent performance is inexplicable.

On April 10, 2020 Gain reported in an 8-K that commencing February 27, 2020 (first trading day since the Merger Agreement) volatility increased which led to a significant increase in trading volume and EBITDA and net income.  According to the Company’s SEC filings, for the period January 1, 2020 - April 30, 2020, net income was $89.2 million or $2.35 EPS and adjusted EBITDA was $132.7 million.  In sharp contrast, according to the proxy dated May 1,2020, Gain projected net income of just $2.7 million or $.07 EPS and $37 million of EBITDA for all of 2020.

In other words, as the Company well knows, its net income in just four months of $89.2 million is more than 33 times its projected net income for the entire year.  While it seems ridiculous and unimaginable that the market volatility that has produced this extraordinary performance for the Company was “known or reasonably foreseeable” to the Company at the time it entered into the Merger Agreement, JB Capital understands the Board has refused to recognize the occurrence of a “Company Intervening Event” under Section 6.04 of the Merger Agreement.

Despite the unforeseeable change in macro events and the improved results at Gain, five of eight Board members continue to recommend the original $6.00 merger price.  Selling for net cash, less than book value and just ignoring Gain’s extraordinarily improved position makes no sense. Of course, JB Capital will be voting against the Merger, but urges the Board to reconsider the travesty that the Merger has become.

SCHEDULE 13D

CUSIP No. 36268W100	Page 8 of 9 Pages

Among other things, the Board needs to address:

● Three Directors oppose the merger. Two of three Directors on the Strategic Process Committee oppose the merger. What conflicts do the other Directors have? In the INTL/Gain presentation to investors dated February 27, 2020, it was stated Glenn Stevens expected to continue leading the business as a segment of INTL. Under what terms and when was this arrangement first raised by Mr. Stevens or INTL?

● On Page 8 of an Investor Presentation dated May 15, 2020, filed with the SEC on that same date as an 8-K exhibit, as part of Reasons for the Board Recommendation, the following is stated: “A potential transaction between GAIN and INTL became known to the public on February 1, 2020 and GAIN board did not receive any alternative proposals.” According to the Proxy, instead of investigating where this leak came from, the Board immediately met on the next business day and determined to completely lock-up the deal with the inclusion of a “no shop” provision and voting agreements with a near mathematical certain majority of stockholders. At the same time the Company was showing steady improvement even before the COVID-19 volatility, yet there is no indication that the Board considered the Company’s improving performance.

● The Board has stated that the improved results subsequent to the merger agreement were due to primarily to COVID-19. But both the Company’s April 10, 2020 8-K and the Proxy identify the period of January 1, 2020 through February 26, 2020 (referred to as the Q120 Pre Signing Period) as showing markedly improved performance, earning adjusted net income of $13.3 million or $.35 EPS compared to $.07 EPS projected for all of 2020.

Moreover, the third quarter 2019 earnings presentation included the following headlines—Operating Metrics Showing Positive Signs for Future Organic Growth, Organic Growth Initiatives Driving Active Account Growth, Benefits From Increased Marketing Investment, AI-Driven Hedging Model Performance and included 2021 EPS Outlook for $2.15 - $2.40. Obviously, management believed Gain was very well positioned for future growth. Indeed, Gain has significantly increased the number of new accounts trading with Gain (much to the credit of management initiatives implemented in marketing over the last few quarters), and sits in a far different position – both economically and strategically – than it did last year. In this regard, while the Board has used COVID-19 as cover publicly, it has not explained its rationale for rushing to lock-up a Merger without updating its financial advisor on the Company’s improved performance before agreeing to the Merger in the first instance.

JB Capital urges the Board to change course; do its duty to maximize value for its shareholders value rather than destroy our long-term prospects as continuing equity holders of the Company.

In this regard, JB Capital recommends that the Company instead offer to repurchase the 14,657,089 shares collectively held by VantagePoint Capital Partners Entities (Vantage), IPGL Limited and IPGL NO.1 Limited (IPGL) at $6.25 per share.

The repurchase would benefit all shareholders.  Vantage and IPGL  would receive a premium to the price that they already agreed to sell their shares and after the buyback adjusted pro forma book value would increase to $8.75 per share (adjusted for the buy back and potential payment of the $9 million Termination Fee under Section 11.04 of the Merger Agreement) which would benefit all remaining shareholders.

SCHEDULE 13D

CUSIP No. 36268W100	Page 9 of 9 Pages

Considering the Company’s balance sheet on a pro forma basis shows the Acquisition Proposal would create far superior value for Gain’s shareholders:

	April 30, 2020	Pro Forma – Full Participation*
Adj. Tangible Book Value:	$302.6 million	$202.00 million
Shares Outstanding:	37.8 million	23.1 million
Adj. Tangible Book Value Per Share	$8.00	$8.75

*	Pro Forma is after the repurchase of 14,657,089 shares at $6.25 per share.

The Board of Directors has a fiduciary responsibility to all of its stockholders to, inter alia, obtain the highest value reasonably available, which includes the alternative to maintain the Company on a stand-alone basis to execute on its current business plan. The five directors that continue to support the Merger have apparently forgotten that and have dismissed the Company’s improved financial condition and performance. JB Capital urges the Board to reconsider the Merger, and to the extent it is Vantage and IPGL that that has hijacked the process, to repurchase their shares at a slight premium to the Merger price.

Thank you,

Alan Weber

General Partner, JB Capital Partners, L.P.

Cc:	Marcus E. Montejo, Esq., Prickett, Jones & Elliott, P.A.